UF 3-12-02

02019705

[redacted]ED STATES
[redacted]EXCHANGE COMMISSION
[redacted]ton, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 052765

RECEIVED MAR 0 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRINIX SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 WHITE PLAINS ROAD
(No. and Street)

TARRYTOWN	NY	10550
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID LAURENT (914) 333-7575
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name — *if individual, state last, first, middle name*)

12 PARMENTER ROAD	LONDONDERRY,	NH	03053
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID LAURENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRINIX SECURITIES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

Karen Crowe
Notary Public State of New York
No. 01CR6052729
Commission Expires: December 26th 2002

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRINIX SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Members'
Trinix Securities, LLC
Tarrytown, NY

We have audited the accompanying statement of financial condition of Trinix Securities, LLC, (the Company) as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trinix Securities, LLC at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 26, 2002

TRINIX SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	21,894
Receivable from broker-dealers		1,402,085
Securities owned:		
Marketable, at market value		121,077
Deposits with clearing organizations and others		97,507
Prepaid expenses		35,993
Equipment, software, leasehold improvements, and intangle assets, at cost, less accumulated depreciation and amortization of $95,067		498,876
Total assets	$	2,177,432

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	321,307
Members' security deposits		25,000
Notes payable		240,241
Capital lease payable		42,345
Total liabilities		628,893
Members' equity - Managing members, Class A		(250,307)
Members' equity - Non-managing members, Class B		1,798,846
Total members' equity		1,548,539
Total liabilities and members' equity	$	2,177,432

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Short-term trading income	$ 1,740,439
Commission income	243,397
Interest and dividend income	162,226
Other income	57,662
Total revenue	2,203,724
Expenses:	
Employee compensation and benefits	1,098,952
Floor brokerage, exchange, and clearance fees	1,360,575
Communications and data processing	877,039
Interest and dividends	83,179
Occupancy	264,302
Other operating expenses	565,240
Total expenses	4,249,287
Net income (loss)	$ (2,045,563)

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Class A	Class B	Total
Members' equity at beginning of year	$ 1,227,290	100,000	1,327,290
Share of net income (loss)	(1,486,873)	(558,690)	(2,045,563)
Contributions	20,276	4,311,473	4,331,749
Members' distributions	(11,000)	(2,053,937)	(2,064,937)
Members' equity at end of year	$ (250,307)	$ 1,798,846	$ 1,548,539

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ (2,045,563)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	83,482
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers	(1,318,301)
Decrease in marketable securities	553,702
Increase in deposits	(72,507)
Increase in prepaid expenses	(5,993)
Increase (decrease) in operating liabilities:	
Increase in accounts payable, accrued expenses	260,383
Increase in members' security deposit	25,000
Total adjustments	(474,234)
Net cash used in operating activities	(2,519,797)
Cash flows from investing activities:	
Acquisition of equipment, software, leasehold improvements, and intangible assets	(340,164)
Sale of not readily marketable securities	50,000
Net cash used in investing activities	(290,164)
Cash flows from financing activities:	
Principle payments under capital lease obligations	(8,284)
Note payable	240,241
Members' contributions - Class A	20,276
Members' contributions - Class B	4,311,473
Members' distributions - Class A	(11,000)
Members' distributions - Class B	(2,053,937)
Net cash provided by financing activities	2,498,769
Net decrease in cash	(311,192)
Cash at beginning of year	333,086
Cash at end of year	$ 21,894

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 79,520
Income taxes	$ -
Non-cash investing and financing activities:	
Equipment acquired through capital lease	$ 50,629

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

TRINIX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in August, 2000. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is electronic day trading of listed and over-the-counter (OTC) equities and OTC option contracts.

Organizational Structure

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of Trinix Securities, LLC.

The Company has two classes of Members' interests: Class A interests and Class B interests. Only Class A Members' participate in the management functions in the business of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expenses

Trading revenue and related expenses are recognized on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market value; realized and unrealized gains and losses are reflected in revenue. Securities transactions of the Company are recorded on a trade date basis.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease. Software and intangible assets are amortized over three and eighteen years, respectively. Depreciation and amortization expense for 2001 was $83,482.

NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $897,551 at December 31, 2001, which exceeded required net capital of $100,000 by $797,551. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 70.1%.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities and certain computer and office equipment requiring annual payments as follows:

Fiscal Year Ending	Amount
2002	$ 285,326
2003	214,961
2004	207,548
2005	206,068
2006	112,289
Total	$ 1,026,192

Rent expense for the year ending December 31, 2001 was $279,302.

The Company is a lessee under a capital lease of computer equipment expiring in May 2004. The total cost and accumulated depreciation of the equipment under capital lease was $50,629 and $5,907, respectively.

The future minimum lease payments under the capital lease are as follows at December 31, 2001:

Future minimum lease payments	$50,039
Less: amount representing interest	(7,694)
Present value of net minimum lease payments	$42,345

NOTE 6 – NOTE PAYABLE

The Company has been advanced $240,241 from its clearing firm. The advance is non-interest bearing and has no specific repayment terms. The balance due at December 31, 2001 was $240,241.

TRINIX SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

TRINIX SECURITIES, LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total members' equity from statement of financial condition	$	1,548,539
Total nonallowable assets from statement of financial condition		632,376
Net capital before haircuts on securities positions		916,163
Haircuts on securities		18,612
Net capital	$	897,551
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	628,893
Total aggregate indebtedness	$	628,893
Percentage of aggregate indebtedness to net capital		70.1%
Computation of basic net capital requirement:		
Minimum net capital required (12.5% of A.I.)	$	41,926
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	797,551
Excess net capital at 1000%	$	834,662

TRINIX SECURITIES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2001

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/01	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/01
COMPUTATION OF NET CAPITAL			
Total members' equity from statement of financial condition	$ 1,509,059	$ 39,480	$ 1,548,539
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	568,331	64,045	632,376
Haircuts on securities	18,612	-	18,612
Total deductions	586,943	64,045	650,988
Net capital	$ 922,116	$ (24,565)	$ 897,551

SCHEDULE II

TRINIX SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members'
Trinix Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Trinix Securities, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 26, 2002